Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

VIA EDGAR

April 25, 2025

Aaron Brodsky, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (the “Registrant”)
	File Nos.:	033-70742 and 811-08090
	Funds:	LVIP JPMorgan Short Duration Bond Fund; LVIP BlackRock Equity Dividend Fund; and LVIP Fidelity Institutional AM® Total Bond Fund (each a “Fund,” collectively the “Funds”)

Dear Mr. Brodsky:

This letter responds to your comments, provided via phone on April 07, 2025, to the Registrant’s registration statement filed on Form 485APOS on February 21, 2025, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Registrant’s responses.

General Comments

1.	Provide updated fee and expense information for each of the Funds.

Response: The requested revisions have been made.

LVIP BlackRock Equity Dividend Fund (formerly the LVIP Macquarie Value Fund)

2.	Define, “value-oriented analysis” as used in the description of this Fund’s principal investment strategy.

Response: The Registrant has updated its disclosure as follows: “The Fund’s value-oriented analysis seeks to identify companies with stock prices that are incongruent, or mispriced, relative to the true intrinsic value of a company as reflected by its underlying fundamentals.”

3.	Disclose this Fund’s Real Estate and Real Estate Investment Trust (“REIT”) investments in its principal investment strategy or remove the associated risk.

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Response: The Registrant has updated its disclosure as follows: “The Fund may invest in real estate securities (including real estate investment trusts).”

4.	If investment in small capitalization companies is part of this Fund’s principal investment strategy, please include an associated risk disclosure. If not, please confirm in correspondence.

Response: The Registrant has updated its disclosure to include Small-Cap Company Risk.

5.	Please confirm whether the Russell 1000® Value Index is this Fund’s broad-based securities market index.

Response: This Fund’s disclosure has been updated to reflect that the broad-based securities market index is the Morningstar US Market Index.

LVIP Fidelity Institutional AM® Total Bond Fund (formerly the LVIP Macquarie Diversified Income Fund)

6.

Given that the management fee for this fund is the same across both classes of the fund, please supplementally explain why the differences in total expenses amongst classes of shares in this Fund are not a prohibited cross-subsidization under Rule 18f-3 in contravention of the Staff’s guidance in the bulletin entitled “Differential Advisory Fee Waivers” (dated Feb. 2, 2023).

Response: The Registrant has specifically structured and intended for this expense limitation, and the related waiver structure, to comply with Rule 18f-3 and to avoid impermissible cross-subsidization. Rule 18f-3(a)(1)(i) allows different expenses for distribution and shareholder services, and those are the specific type of expenses that can vary amongst share classes separate from other expenses. This structure expressly complies with the requirements of Rule 18f-3. Further, this expense limitation structure has been in place for the Registrant’s series for many years, and since inception for many series, and has been extensively considered, reviewed and approved by the Registrant’s Board of Trustees, as advised by independent legal counsel.

7.	Please address the following instruments in the discussion of this Fund’s principal risks: emerging market debt securities, high yield bonds, collateralized loan obligations and mortgage securities.

Response: The Registrant has added Mortgage-Backed Securities Risk, Below Investment Grade (Junk Bond) Risk, and Emerging Markets Risk to the discussion of the Fund’s principal risks. The Fund’s investment in collateralized loan obligations is not principal to its strategy and therefore the discussion of these investments is included in the Fund’s statement of additional information.

8.	Given this Fund’s focus on debt securities, please clarify in disclosure the reference to allocation of, “…assets across different asset classes…”

Response: The Registrant has updated its disclosure to note that reference is to asset classes of fixed income securities.

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

9.	Please clarify the purpose of using derivatives in this Fund’s portfolio and address any related principal risks.

Response: The Registrant has added “Derivatives Risk” to the discussion of this Fund’s principal risks, but notes that the Fund’s Registration Statement already discloses its use of derivatives, which is specifically, “…to increase or decrease the fund’s exposure to changing security prices, interest rates, credit qualities, foreign exchange rates, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, currency, or index.”

10.	Please clarify in disclosure the “security-specific features” considered by the sub-adviser when selecting securities for this Fund’s portfolio.

Response: The Registrant has updated its disclosure to note that these factors include, but are not limited to, maturity date, coupon, seniority, and call provisions.

11.

Please clarify how the discussion of this Fund’s use of leverage, including the reference to the investment of a, “…significant portion of the fund’s assets in these types of investments…” aligns with this Fund’s policy to invest 80% of the fund’s assets in debt securities of all types and repurchase agreements for those securities. Specifically, please clarify what is meant by a “significant portion” given this 80% policy.

Response: Regarding the following prospectus disclosure: “The Sub-Adviser may engage in transactions that have a leveraging effect on the fund, including investments in derivatives…. The Sub-Adviser may invest a significant portion of the fund’s assets in these types of investments.,” this Fund’s policy is to invest 80% of the Fund’s assets in debt securities of all types and repurchase agreements for those securities. This Fund’s 80% policy is separate from the Fund’s policy on its use of derivatives, which are subject to the requirements of the Investment Company Act of 1940. Upon further review, this Fund does not expect that it will materially engage in leverage, however, the Fund’s strategy is new and based on a similar mandate managed by the subadviser upon which the operative disclosure is based. The Registrant appreciates the Staff’s close consideration of this language and it will consider revisions at its next annual update, after there has been sufficient time to analyze material trading activity within the strategy.

12.

Please clarify the following, “Depending on the Sub-Adviser’s outlook and market conditions, the Sub-Adviser may engage in [derivatives] transactions to increase or decrease the fund’s exposure to changing security prices, interest rates, credit qualities, foreign exchange rates, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, currency, or index.” For example, would the Sub-Adviser increase or decrease exposure for hedging, speculation, or substitute for direct investment?

Response: The Registrant respectfully declines to implement this comment as it believes that it is an appropriate, plain description of the Fund’s use of derivatives.

LVIP JPMorgan Short Duration Bond Fund (formerly the LVIP Macquarie Limited-Term Diversified Income Fund)

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

13.	Please define “mortgage-related securities.”

Response: The requested revision has been made. The following has been updated in the discussion of the Fund’s principal investment strategy, “Mortgage-related securities include collateralized mortgage obligations (agency and non-agency), commercial mortgage-backed securities and mortgage pass-through securities.”

14.

Please discuss the following categories of securities in this Fund’s principal risks or point to existing disclosure: commercial mortgage-backed securities, mortgage pass-through securities, and sub-prime mortgage related securities.

Response: The Registrant has updated this Fund’s disclosure to include Asset-Backed, Mortgage-Related and Mortgage-Backed Securities Risk.

15.	Please define “market sectors” as used in this Fund’s principal investment strategy description of the sub-adviser’s considerations when buying and selling portfolio securities.

Response: The Registrant has revised the relevant disclosure as follows: “The Sub-Adviser buys and sells securities and investments for the Fund based on its view of individual securities and fixed income market sectors or collections of securities based on a common characteristic (e.g., industry).”

16.	Please define “value-oriented” as used in this Fund’s principal investment strategy.

Response: The requested revision has been made. The following has been updated in the discussion of the Fund’s principal investment strategy, “The Sub-Adviser defines ‘Value- oriented’ as seeking the best relative value with potential risks when investing in the fixed income market.”

17.	Consider adding disclosure describing the Environmental, Social and Governance ESG factors that the sub-adviser might consider when selecting portfolio securities.

Response: The Registrant respectfully submits that, to the extent that ESG factors are considered, they represent only part of the overall evaluation of investment opportunities available to the Fund. The Fund does not focus its analysis on ESG as noted in the discussion of this Fund’s investment strategy, “The Fund is not designed for investors who wish to screen out particular types of companies or investments or are looking for Funds that meet specific ESG goals.” Rather this Fund considers ESG factors where relevant or material, amongst other material factors, in the context of any given investment opportunity. The Fund’s statement of additional information also provides further discussion of the risks associated with the consideration of ESG factors.

18.	Please disclose, in the discussion of this Fund’s principal investment strategy, investments that correspond to the principal risk entitled, “Foreign Currency Risk” or remove this risk disclosure.

Response: Foreign Currency Risk has been removed as it is not a principal risk to the Fund.

Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

19.

Please disclose, in the discussion of this Fund’s principal investment strategy, the component of the strategy that corresponds to the principal risk entitled, “Regional Risk” or remove this risk disclosure.

Response: Regional Risk has been removed as it is not a principal risk to the Fund.

20.

Please disclose, in the discussion of this Fund’s principal investment strategy, the component of the strategy that corresponds to the principal risk entitled, “Sector Risk” or remove this risk disclosure.

Response: Sector Risk has been retained in the discussion of the Fund’s principal risks. The Registrant notes the addition of disclosure relating to Fund’s consideration of market sectors, in its principal strategy, in response to Comment 15.

21.	Please confirm whether the Bloomberg U.S. Government/Credit 1-3 Year Index is this Fund’s broad-based securities market index.

Response: This Fund’s disclosure has been updated to reflect that the broad-based securities market index is the Morningstar US Core Bond Index.

22.	Please update the dates on page 85 of the Statement of Additional Information, for the Funds’ expense limitation agreements, to be at least one year from the effective date of the prospectus.

Response: The requested revision has been made.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

cc:	Ronald A. Holinsky, Esq.
Christian Pfeiffer, Esq.
Teriana Griggs
Stacey Angel